Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										40 Weeks Ended
	Dec. 31,		Dec. 30,		Dec. 29,		Jan. 3,		Jan. 2,		Oct. 10,		Oct. 9,
(In thousands, except ratios)	2005		2006		2007		2009		2010		2009		2010

Fixed Charges:
Interest expense on Indebtedness	$27,877		30,840		28,088		26,466		24,372		18,765		17,747

Rent expense (1/3 of total rent expense)	10,386		9,966		9,057		9,496		10,318		7,887		7,531

Total fixed charges	$38,263		40,806		37,145		35,962		34,690		26,652		25,278

Earnings:
Income (loss) before provision for income taxes	$63,721		(21,689)		53,015		53,791		23,750		65,295		54,126

Fixed charges	38,263		40,806		37,145		35,962		34,690		26,652		25,278

Total earnings	$101,984		19,117		90,160		89,753		58,440		91,947		79,404

Ratio	2.67	x	0.47	x	2.43	x	2.50	x	1.68	x	3.45	x	3.14	x